Points International to Present at the 7th Annual Liolios Gateway
Conference on September 5, 2018

TORONTO -  August 22, 2018 -  Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, has been invited to present at the 7th Annual Liolios Gateway Conference, which is being held September 5-6, 2018 at the Four Seasons Hotel in San Francisco, CA.

Points management is scheduled to present on Wednesday, September 5th at 8:30 a.m. Pacific time, with one-on-one meetings held throughout the day.

The presentation will be webcast live and available for replay here and on the Gateway Conference website at www.gateway-conference.com/presenters.

To receive additional information, request an invitation or to schedule a one-on-one meeting, please email gateway@liolios.com.

About the Gateway Conference

The 7th Annual Gateway Conference is an invite-only conference presented by Liolios, a full-service financial communications firm. Gateway was created to bring together the most compelling companies with the nation’s top institutional investors and analysts. This year’s event features approximately 100 companies from a number of growth industries, including technology, business and financial services, consumer, digital media, clean technology and life sciences. The format has been designed to give attendees direct access to senior management via company presentations, Q&A sessions and one-on-one meetings. For more information, visit www.gateway-conference.com or www.liolios.com. To receive updates and highlights from #LioliosGateway, make sure to follow us on Twitter, LinkedIn and Facebook.

About Points International Ltd.

Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Investor Relations Contact
Sean Mansouri or Cody Slach
Liolios Group, Inc.
949-574-3860
PCOM@liolios.com